October 24, 2017	TSX.V - GIGA

Former Diamond Fields President joins
Giga Metals’Advisory Board

(VANCOUVER) – Mark Jarvis, CEO of Giga Metals Corp. (TSX.V – GIGA) announced today that Cliff S. Carson has consented to serve on the Advisory Board of the Company.

Mr. Carson was President and Director of Diamond Fields Resources Inc. from May 1995 until July 1996, when Diamond Fields was acquired by Inco in a $4.6 billion transaction. Prior to that Mr. Carson was Senior Vice President, Marketing and Sales at Falconbridge Ltd., a member of the Advisory Board for Nikkelverk Nickel Refinery at Kristiansand, Norway and Chairman of the Nickel Development Institute.

“We are extremely pleased with Mr. Carson’s decision to join our Advisory Board,” said Mr. Jarvis. “Mr. Carson has a comprehensive knowledge of nickel marketing, an excellent appreciation of the strategic options available in developing a large-scale nickel project, and a proven track record of unlocking shareholder value.”

“Giga Metals has a very exciting nickel project at Turnagain,” said Mr. Carson. “The simple, predictable metallurgical flow sheet, high-grade, clean concentrate product, long mine life and excellent jurisdiction make this a highly desirable project to deliver nickel and cobalt to battery manufacturers. I look forward to working with the Company’s top-notch management team to release the value of this company for shareholders.”

Mr. Carson’s comments on the Turnagain project are based on a Preliminary Economic Assessment (PEA) published in December 2011 and prepared by AMC Mining Consultants (Canada) Ltd. This PEA included the use of inferred resources, which are considered to be too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The study is preliminary in nature and there is no assurance the mining, metal production, or cash flow scenarios outlined in this report would ever be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Mr. Carson joins Tookie Angus and Dr. David Dreisinger on Giga Metal’s Advisory Board. Dr. Dreisinger holds the Chair in Hydrometallurgy at the University of British Columbia and has extensive experience consulting to industry on metallurgical issues.

Tookie Angus is a Mergers and Acquisitions Specialist who has helped several junior mining companies achieve maximum value in takeover situations.

Pursuant to the Company’s Stock Option Plan, 250,000 options will be granted to members of the Advisory Board with a strike price of $0.60 and a term of five years, subject to TSX approval.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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